DVORAK & ASSOCIATIES
Attorneys and Counselors at Law
______________________________________________________________________________

136 Arbor Way Henderson, Nevada 89074	PO. Box 230656 Las Vegas, Nevada 89123 (702) 794-4992 (Fax) (702) 794-4532 bdvorak@lvcm.com

January 12, 2003

Board of Directors
Casavant Mining Kimberlite International, Inc.
3887 Pacific Street
Las Vegas, Nevada

Re: Opinion of Counsel Respecting certain Shareholder Actions

Gentlemen:

I am an attorney to practice law in the State of Nevada. I have been asked to render an opinion as to whether certain actions may be taken at a shareholders meeting held without notice with the consent of a majority of the corporation shareholders. Casavant Mining Kimberlite International, Inc. is a Nevada corporation and is thus governed by Nevada law.

In connection with the matter I have examined relevant records and documents and have examined such relevant law, as I have deemed necessary to render the following opinion.

The actions proposed to be taken at the shareholders meeting on January 15, 2003 are as follows:

a) adopting amended bylaws

b) amendments to the corporate charter

c) ratifying majority share acquisitions

d) electing directors and ratifying officer appointments

e) approving investment banking and other financings

f) approving shares issued by the corporate to date.

Nevada section 78.320 states:

2. Unless otherwise provided in the articles incorporation or the bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at lease a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

3. In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given.

Nevada section 78.390

(b) At the meeting, of which notice must be given to each stockholder to vote pursuant to the provisions of this section, a vote of the stockholders entitled to vote in person or by proxy must be taken for and against the proposed amendment. If it appears upon the canvassing of the votes that stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, as provided in subsections 2 and 4, or as may be required by the provisions of the articles of incorporation, have voted in favor of the amendment, an officer of the corporation shall sign a certificate setting forth the amendment, or setting forth the articles of incorporation as amended, and the vote by which the amendment was adopted.

The actions listed above to be taken are all such that would be regularly voted upon at a shareholders meeting and/or meet the requirements for amending the articles of a Nevada corporation.

It is thus my opinion that the items listed above may be voted upon at a meeting of shareholders of Casavant Mining Kimberlite International, Inc. held without notice to which written consent of in excess of 51% of the shareholders is received.

Very truly yours,

/s/ Brian Dvorak
Brian Dvorak, Esq.